UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  333-166548

VARCA VENTURES, INC.
(Exact name of registrant as specified in its charter)

1630 Ringling Boulevard, Sarasota, FL 34236
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) [  ]

Rule 12g-4(a)(2) [  ]

Rule 12h-3(b)(1)(i) [X]

Rule 12h-3(b)(1)(ii) [X]

Rule 15d-6 [  ]

   Approximate number of holders of record as of the certification or notice date:  127

   This Amendment No. 1 to Form 15 amends the Form 15 filed on January 8, 2013 to designate the rule provisions relied upon above and include the name of the registrant in the paragraph below.

   Pursuant to the requirements of the Securities Exchange Act of 1934, Varca Ventures, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 11, 2013	By:	/s/ Roger Tichenor
Roger Tichenor
Chief Executive Officer
(Principal Executive Officer)